ARKEMA

Colombes ,May 16th,2008

08002740

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

SUPPL

Rule 12g3-2(b) Exemption
File No. 082-34965

PROCESSED
MAY 27 2008
THOMSON REUTERS

SEC Mail Processing Section
MAY 20 2008

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (***the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

ARKEMA

Enclosed documents

- Press release : Presentation par Arkema "Arkema, a company under transformation"

ARKEMA
The world is our inspiration

Paris, May 16th 2008

PRESENTATION BY ARKEMA

Arkema will attend on 16 May 2008
the 5th Sal. Oppenheim Chemicals Conference in Zurich.

On this occasion, Bernard BOYER, Executive Vice-President Strategy,
will held the following presentation:

"Arkema, a company under transformation"

This presentation is available on Arkema's website under the heading
Investor Relations (www.finance.arkema.com)

CONTACTS INVESTOR RELATIONS:

Frédéric Gauvard **Tel. : +33 1 49 00 82 53** **E-mail : frederic.gauvard@arkema.com**
Sophie Fouillat **Tel. : +33 1 49 00 86 37** **E-mail : sophie.fouillat@arkema.com**

END